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19007964

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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Agecroft Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

103 Canterbury Road

(No. and Street)

Richmond	VA	23221-3211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel 717-249-8803

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee Buck & Oswald, LLC

(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle, Suite B2	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Donald A. Steinbrugge, Managing Member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Agecroft Partners LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

TIFFANY R. ARMSTRONG NOTARY PUBLIC MY COMMISSION NUMBER 7786434 COMMONWEALTH OF VIRGINIA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Agecroft Partners, LLC

We have reviewed management's statements, included in the accompanying Exemptions Report Under Rule 17a-5(d), in which (1) Agecroft Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Agecroft Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)i) (exemption provisions) and (2) Agecroft Partners, LLC stated that Agecroft Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Agecroft Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Agecroft Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck / Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 25, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

AGECROFT PARTNERS, LLC
BALANCE SHEET
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 762,443
Accounts receivable	277,706
Fixed assets, net of accumulated depreciation of $15,798	571
Total Assets	$ 1,040,720

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 36,730
Due to Member	32,400
Total Liabilities	69,130
Contingencies	-
Member's equity	971,590
Total Liabilities and Member's Equity	$ 1,040,720

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Agecroft Partners, LLC (Company) was organized in the State of Virginia on November 2, 2005, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and Commodity Futures Trading Commission (CFTC), is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA) and the Securities Investor Protection Corp. (SIPC).

The Company has a December 31 year-end.

The Company is engaged in the business of providing business and financial consulting and referral transactions. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts Receivable
Accounts receivable represent amounts due from hedge funds on referral transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2018.

Income Taxes
The Company is a limited liability company taxed as a partnership and therefore, the accompanying financial statements do not include any provision for federal or state income taxes. Each member of the Company is individually responsible for reporting his share of the Company's income or loss.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment
Depreciation on property and equipment is provided using the straight-line method over their estimated useful lives of 5 years.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Adoption of ASC Topic 606, Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. There was no impact to retained earnings as of January 1, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenues

The Company enters into fee agreements with various hedge funds. The Company earns fees by referring investors to the hedge funds. The Company may receive fees paid by the fund up front or over time. The Company believes its performance obligation is the referral of investors which is fulfilled when the investor purchases an interest in a fund (trade date). Any fixed amounts are recognized on trade date. Variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, since the uncertainty is dependent on the value of the fund at future points in time as well as the length of time an investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the value of the fund and the investors' activities are known, which are usually monthly or quarterly. Fees recognized in the current period are often related to performance obligations that have been satisfied in prior periods.

Accounts receivable from customers were $277,706 and $476,216 at December 31, 2018 and 2017 respectively.

4. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's cash balance occasionally exceeds the insured limit.

Cash equivalents totaling $712,879 is an investment in a money market mutual fund.

At December 31, 2018, two hedge funds accounted for 98% of accounts receivable.

The Company has not experienced any losses in accounts receivable.

5. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and NFA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and CFTC Regulation 1.17, which requires the maintenance of minimum net capital of $5,000 and $45,000, respectively and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018 the Company had net capital of $679,055 which was $674,055 and $634,055, respectively, in excess of the amount required. The ratio of aggregate indebtedness to net capital was .10 to 1.

6. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 25, 2019, which is the date the financial statements were available to be issued.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Agecroft Partners, LLC

We have reviewed management's statements, included in the accompanying Exemptions Report Under Rule 17a-5(d), in which (1) Agecroft Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Agecroft Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)i) (exemption provisions) and (2) Agecroft Partners, LLC stated that Agecroft Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Agecroft Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Agecroft Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck / Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 25, 2019

Agecroft Partners, LLC

Exemption Report

Agecroft Partners, LLC (the "Company") (SEC file number 8-67198) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Agecroft Partners, LLC

I, Donald Steinbrugge, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Managing Member

February 25, 2019